Exhibit 99.1

ChinaCache Announces Changes to Board Composition

Board Appoints Ms. Bin Laurence as Independent Director, Member of Audit Committee

BEIJING, Sept. 21, 2011 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading provider of Internet content and application delivery services in China, today announced changes to its board and board committees, including its audit committee, in compliance with requirements stipulated by the SEC and NASDAQ for companies listed for over one year.

The Company announced that its board of directors has appointed Ms. Bin Laurence as an independent director. Ms. Laurence will serve as a member of the audit committee, replacing Mr. Paul Jin-Hwee Choo, who has resigned from the Company’s audit committee due to the SEC’s and NASDAQ’s independence requirement for audit committee members; Mr. Paul Jin-Hwee Choo will retain his membership of the Company’s board of directors.

Ms. Bin Laurence has served as chief financial officer of NASDAQ-listed China Real Estate Information Corporation, a leading provider of real estate information, consulting and online services in China, since August 2009.  From 2005 to 2009, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP in New York.  From 1996 to 2004, Ms. Laurence held various positions at BMO Financial Group including director and vice president.  Prior to that, Ms. Laurence was an analyst in the investment banking division of Lehman Brothers, Inc. Ms. Laurence received a bachelor’s degree from Wellesley College and an M.B.A. from Columbia Business School.

The board of directors also determined that Mr. Duane Ziping Kuang, an existing director of ChinaCache, satisfies the NASDAQ independence requirements, and will continue to serve on the board and compensation committee in the capacity of an independent director.

Following the implementation of these changes, the Company has eight directors on its board, five of which are independent directors. The Company’s audit committee and compensation committee will be exclusively comprised by independent directors.

“ChinaCache has been committed to highest standards of business ethics, attaching great importance to corporate governance while upholding our shareholders’ interests. The changes in our board and committee composition announced today are another important step in our efforts to maintain the highest standards in corporate governance,” said Song Wang, the founder, chairman and chief executive officer of ChinaCache. “We will continue to operate in compliance with all requirements stipulated by NASDAQ and the SEC for public companies and ensure that our corporate governance standards incorporate best practices that support the operation of our business.  We are very confident that Bin’s many years of experience in the financial industry will be of great value to our board and audit committee.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Ms. Yue YU
Brunswick Group LLP
Tel: +86 (10) 6566-2256
Email: chinacache@brunswickgroup.com

Ms. Cindy ZHENG
Brunswick Group LLP
Tel: +1 (212) 333-3810
Email: chinacache@brunswickgroup.com

Source: ChinaCache International Holdings Ltd.